Mail Stop 0407

      							May 2, 2005

Via U.S. Mail and Fax (0086-21-64223009)
Mrs. Yi-Yun Lo
Chief Financial Officer
Sunrise Real Estate Development Group, Inc.
Suite 1502
No. 333 Zhaojiabang Road
Shanghai, PRC 200031

	RE:	Sunrise Real Estate Development Group, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 8, 2005

Dear Mrs. Lo:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Item 7. Financial Statements

Consolidated Statement of Stockholder`s Equity, page F-4

1. It appears that the acquiree for accounting purposes had
6,630,614
outstanding shares as of December 27, 2003. Please confirm that 6,000 shares were subsequently issued.

2. Please tell us why $2,000,000 was recorded as additional paid in capital for the recapitalization of LRY. Also tell us why the $2,000,000 was reflected as a financing activity in your consolidated statements of cash flows.

Note 1. Organization and Description of Business, page F-6

3. Please tell us how you concluded that CY-SRRE and LRY are the combined accounting acquirer under paragraph 17 and 18 of SFAS
141.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mrs. Yi-Yun Lo
Sunrise Real Estate Development Group, Inc.
May 2, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE